Exhibit (a)(1)(E)

[Employee Election Form - Equity]

Office Depot, Inc. Stock Option Exchange Offer

Employee Election Form

Below is a list of your current outstanding eligible stock option grants that may be surrendered for exchange in the Exchange Offer pursuant to the terms and conditions set forth in the Offer to Exchange document. Please read this election form carefully.

To make an election, place a check mark in either the “Exchange” or “Do NOT Exchange” box below next to each eligible stock option grant, and then sign indicating that you have read and agree to the Instructions and Agreements Forming Part of the Terms and Conditions of the Offer that you received along with this Election Form. You are required to make an election for each stock option grant listed below. Any Election Form submitted without an “Exchange” or “Do NOT Exchange” marked for each eligible stock option grant listed below or without an authorizing signature will not be processed by Office Depot.

Original Stock Option Grants							Exchange Calculation
Grant Date	Expiration Date	Grant Price	Grant Type	Options Granted	Options Exercised	Outstanding Options	Hypothetical Exchange Ratio[1]	Hypothetical New Stock Options[2]
[Date]	[Date]	[$$]	[ISO/NQ]	[##]	[##]	[##]	[##]	[##]

Total:				[##]	[##]	[##]		[##]

1)	The hypothetical Exchange Ratio has been calculated based on the fair value of the eligible options and the fair value of the new options using the Black-Scholes Option Pricing Model. It represents the number of outstanding underwater options that approximate the value of a new, at the money stock option.
2)	The number of hypothetical New Stock Options is calculated as follows: Outstanding Options divided by the hypothetical Exchange Ratio, in all cases rounded down to the nearest whole share. New Stock Options are to be granted with an exercise price equal to the stock price on Tuesday, June 8, 2010, unless we extend the Exchange Offer.

For an election to be effective, this Employee Election Form must be completed, signed and received by Office Depot before the expiration deadline of 12:01 a.m., Eastern Time, on Tuesday, June 8, 2010 (or such later date as may apply if the Exchange Offer is extended).

You may modify your election(s) at any time before the expiration of this Exchange Offer. Your final election(s) received before the expiration of the Exchange Offer will supersede any previous election(s).

After completing the Employee Election Form, you may submit your elections to Office Depot in one of the following ways:

1)	You may scan and email the completed and signed Employee Election Form to optionexchange@officedepot.com.

2)	You may fax the completed and signed Employee Election Form to 1-561-438-1285.

Submissions by any other means including hand delivery, inter-office, US mail, or Federal Express will not be accepted.

I acknowledge that I have read and agree to the Instructions and Agreements Forming Part of the Terms and Conditions of the Offer and I wish to make the elections indicated above with respect to the Exchange Offer.

Signed:		Date:
{Name}

Your password for access to www.officedepot.com/options will be your Employee ID: [XXXXXX]